SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E. 8/1/02

For the month of August, 2002

Alto Palermo S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

ALTO PALERMO S.A. (APSA) (THE "COMPANY")

REPORT ON FORM 6-K

Attached is the English translation of the results of the Bondholders meeting of the Class A and B Notes held on August 22, 2002 and filed by the Company with *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on August 26, 2002.

SYNTHESIS OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING CLASS A IN A PRINCIPAL AMOUNT OF U$S 40,000,000.- HELD ON AUGUST 22, 2002

First Point:
It was unanimously approved the designation of the representatives of the bondholders Banco de la Nación Argentina and Citibank N.A. Sucursal Argentina to approve and sign the minute of the meeting.-

Second Point:
It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class A Notes dated January 15, 2001 for the quarter beginning on April 1, 2002 and ended June 30, 2002.

SYNTHESIS OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING CLASS B IN A PRINCIPAL AMOUNT OF U$S 80,000,000.- HELD ON AUGUST 22, 2002

First Point:
It was unanimously approved the designation of the representatives of the bondholders Banco de la Nación Argentina and Citibank N.A. Sucursal Argentina to approve and sign the minute of the meeting.-

Second Point:
It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class B Notes dated January 15, 2001 for the quarter beginning on April 1, 2002 and ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: ______________________________
Name: Saúl Zang
Title: Director

Dated: August 27, 2002